Exhibit 99.1

Clearmind Medicine Announces IRB Approval to Conduct Clinical Trial on Alcohol Use Disorder

IMCA medical center’s ethics committee approves clinical trial using proprietary CMND-100 treatment in Israel

Tel Aviv, Israel / Vancouver, Canada, May 12, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq, CSE: CMND), (FSE: CWY) (“Clearmind” or the “company”), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, has received Ethics Committee approval for its CM-CMND-001 Phase I/II clinical trial of its MEAI-based CMND-100 compound for the treatment of alcohol use disorder (“AUD”) at Israel’s IMCA center.

CM-CMND-001 is a multinational, multi-center, single and multiple dose tolerability, safety and pharmacokinetic Study of CMND-100 in healthy volunteers and AUD subjects. The Israeli study will be led by Prof. Mark Weiser, M.D., head of the Psychiatric Division at the Sheba Medical Center in the Tel Aviv suburb of Ramat Gan. The company intends to have two additional sites in the United States, for this study, subject to signing an agreement with local sites.

The primary end point of the clinical trial is to find the tolerable dose and characterize the safety and pharmacokinetics/ pharmacodynamics (PK/PD) of single and repeated doses of CMND-100 in healthy subjects and those with AUD. The secondary end point is to evaluate the efficacy of CMND-100 in reduction of drinking patterns and craving, in individuals with moderate-to-severe AUD. Oral capsules will be administered once daily, for ten consecutive days. The patients will report their drinking patterns and craving for alcohol (and cigarettes) during the clinical trial period.

“Ethics Committee approval of the study marks a key step forward in beginning the first-in-human clinical trial of CMND-100,” said Clearmind’s Chief Executive Officer, Dr. Adi Zuloff-Shani. “According to Research Nester, the alcohol treatment market is estimated to be USD 35 billion per year market in the U.S. alone, where the estimated number of people diagnosed with AUD total approximately 35 million people each year. Despite a significant addressable market and the fact AUD is a leading cause of death, current therapies often fall short due to limited efficacy, relapse rates, side effects and other factors. CMND-100 was shown to cause a significant and immediate reduction of alcohol cravings and consumption in pre-clinical studies with a high safety profile. As a result, we believe that CMND-001 holds tremendous potential as an alternative to current approaches. Moreover, CMND-100 is intended as a once-a-day oral capsule that can be taken from the privacy of one’s home. With CMND-100, we aim to revolutionize AUD treatment and improve patients’ compliance to therapy compared to other marketed pharmacotherapies”.

The Ethics Committee (which is the European and Israeli equivalent of the Institutional Review Board (IRB)), of the IMCA center, operating under the Declaration of Helsinki regulations and other international conventions concerning medical experiments on humans, is designated to authorize, review and monitor medical research and trials involving human subjects. The committee reviews research protocols and related materials (such as informed consent documents and investigator brochures) to ensure protection of the rights and welfare of the participants.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566

General Inquiries
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www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the services to be performed by IMP and the benefit to the company therefrom, the timing of clinical trials, and the market size for AUD treatment and expected growth. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.